SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

MATERIAL FACT NOTICE

Ambev S.A. (“Company”), in compliance with the Brazilian Securities Commission (“CVM”) Instruction nº 358/2002, as amended, informs its shareholders and the public that the Company's management revised, on the date hereof, the projections for the year of 2016.

As disclosed today in our press release, we expect in 2016:

  Top line in Brazil to grow mid to high single digit in the full year, with an expected weak first quarter impacted by a tough comparable, including the early Carnival;
  Cash COGS (Cost of Goods Sold) in Brazil to grow low to mid teens in the full year, mainly explained by the impact of the devaluation of the Brazilian Real during 2015 (our average implied foreign exchange hedge rate for 2016 is 3.24 BRL/USD, which compares to 2.31 BRL/USD in 2015), partially offset by procurement savings;
  Brazil cash SG&A (Selling, General & Administrative) to grow low single digit in the full year, with overall inflation being offset by efficiency gains; and
  Capex in Brazil to decline year over year.

This material fact notice refers to projections and shall not be considered as promise of performance, since projections reflect the perception of the Company's management and are subject to risks and uncertainties. Projections take into account several factors such as general economic, market and industry conditions that are beyond the control of the Company’s management. Any changes in such assumptions or factors could cause actual results to differ from the projections made.

Additional information about our projections can be found in our annual financial information and related press release, both available at the SEC’s website.

São Paulo, February 25, 2016.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer